Subject line: An update on EpiBone's community round
Preview text: What's happening before we open to everyone

Hi [First Name],

This week, my work with EpiBone took me to Houston, for an intimate dinner with doctors, researchers, and investors. Some have helped shape this company from the beginning, and some I was meeting for the first time.

That table is a good picture of why this community matters so much to me. These are the people who see the limits of today's implants firsthand, who understand exactly what we are building, and who make EpiBone better with every conversation. Last night's dinner reminded me how much stronger this work is because of them.

Before we open to the public, I want to bring more of you into that group.

I built EpiBone for the patient who cannot face another surgery, and the surgeon who runs out of options every week. That is who this is for, and who I think about every time this community grows.

If you would like to reserve your place, you can do that at wefunder.com/epibone. I will send word the moment we are live, and you can confirm your reservation then.

Warmly,

Nina

Nina Tandon, PhD, MBA
CEO & Co-Founder
EpiBone